March 24, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: David Link

Re:	ACP Holdings Acquisition Corp.
Registration Statement on Form S-1 Filed March 06, 2026, as amended File No. 333-294120 Acceleration Request Requested Date: March 26, 2026 Requested Time: 4:30 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, ACP Holdings Acquisition Corp. (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-294120) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission. The Registrant hereby authorizes Stephen P. Alicanti of DLA Piper LLP (US), counsel for the Registrant, to make such request on the Registrant’s behalf.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Stephen P. Alicanti of DLA Piper LLP (US) at (212) 335-4783. Thank you for your assistance.

Very truly yours,

ACP Holdings Acquisition Corp.

/s/ Andrew Mallozzi
Andrew Mallozzi
Chief Executive Officer

cc:	Stephen P. Alicanti (DLA Piper LLP (US))